[redacted]

13013341

AD 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABACUS INTERNATIONAL CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 BOWERY 4TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES
(Name – *if individual, state last, first, middle name*)

665 FIFTH AVENUE	NEW YORK	NEW YORK	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/9/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT MCMAHON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABACUS INTERNATIONAL CAPITAL CORP., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

YUAN P. LEE
Notary Public, State of New York
No. 01LE4881661
Qualified in Queens County
Commission Expires December 22, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABACUS INTERNATIONAL CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 BOWERY 4TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES
(Name – *if individual, state last, first, middle name*)

665 FIFTH AVENUE (Address) NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT MCMAHON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABACUS INTERNATIONAL CAPITAL CORP., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Notary Public

YUAN P. LEE
Notary Public, State of New York
No. 01LE4881661
Qualified in Queens County
Commission Expires December 22, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF
O'CONNOR
DAVIES

Abacus International Capital Corp.

Financial Statements and
Supplemental Schedules

December 31, 2012

PKF

Abacus International Capital Corp.

Financial Statements and
Supplemental Schedules

December 31, 2012

Abacus International Capital Corp.

Table of Contents
December 31, 2012

PKF
O'CONNOR
DAVIES

PKF

Independent Auditors' Report

The Board of Directors
Abacus International Capital Corp.

We have audited the accompanying statement of financial condition of Abacus International Capital Corp (the "Company") as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
29 Broadway, New York, NY 10006 | Tel: 212.867.8000 | Fax: 212.687.4346 | www.odpkf.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abacus International Capital Corp. as of December 31, 2012 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental information shown on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PKF O'Connor Davies

New York, New York
February 25, 2013

Abacus International Capital Corporation

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash and cash equivalents	$ 56,289
Deposits with clearing organization	14,126
Investment securities at fair value	7,497
Receivable from parent company	15,041
Prepaid expenses and other assets	13,582
	$ 106,535
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued expenses	$ 7,751
Payable to the parent company	17,529
Total Liabilities	25,280
Stockholder's Equity	
Common stock, no par value, 200 shares authorized, issued and outstanding	500
Paid-in capital	1,114,375
Accumulated Deficit	(1,033,620)
Total Stockholder's Equity	81,255
	$ 106,535

See notes to financial statements

Abacus International Capital Corporation

Statement of Operations
Year Ended December 31, 2012

REVENUE	
Commissions	$ 14,229
Other	294
Total Revenue	14,523
EXPENSES	
Compensation and benefits	60,789
Occupancy	61,269
Floor brokerage, exchange and clearance	14,604
Communication and data processing	10,823
Insurance	13,758
Professional fees	6,940
Dues and subscriptions	500
Quotes	2,019
Other operating	6,237
Total Expenses	176,939
Loss Before Income Tax Benefit	(162,416)
Income Tax Benefit	60,906
Net Loss	$ (101,510)

See notes to financial statements

Abacus International Capital Corporation

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2012	$ 500	$ 1,064,375	$ (932,110)	$ 132,765
Capital Contributions	-	50,000	-	50,000
Net Loss	-	-	(101,510)	(101,510)
Balance at December 31, 2012	$ 500	$ 1,114,375	$ (1,033,620)	$ 81,255

See notes to financial statements

Abacus International Capital Corporation

Statement of Cash Flows
December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (101,510)
Adjustments to reconcile net loss to	
net cash from operating activities	
Fair value of investments	(144)
Changes in operating assets and liabilities	
Receivable from the parent company	3,590
Prepaid expenses and other assets	1,510
Deposit with clearing organization	874
Accrued expenses and other liabilities	759
Payable to the parent company	(7,644)
Net Cash used in Operating Activities	(102,565)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	50,000
Net Change in Cash and Cash Equivalents	(52,565)
CASH AND CASH EQUIVALENTS	
Beginning of year	108,854
End of year	$ 56,289

See notes to financial statements

Abacus International Capital Corp.

Notes to the Financial Statements
December 31, 2012

1. Nature of Operations

Abacus International Capital Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is wholly-owned by Abacus Federal Savings Bank (the "Parent Company"). The Company offers securities transaction services to its customers.

The Company is engaged in a single line of business as a securities broker-dealer that comprises agency transactions. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii) since it uses another security firm for clearing.

The Company has historically funded operations through capital contributions from the Parent Company. Accordingly, future operations are dependant on continued future support from the Parent Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of American (U.S. GAAP).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and accrued expenses), except for investment securities, approximate their fair value because of the short maturity of the instruments. Investment in securities consist of equity positions in corporate stocks are recorded at fair value.

2. Summary of Significant Accounting Policies *(continued)*

Revenue Recognition

Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments with Off-Balance Sheet Risk

The Company introduces its customers' transactions to its clearing broker with whom it has a correspondent relationship for execution, clearance, and depository operations in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk of potential loss.

Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. In the event the Company has to make a payment under this indemnity, the financial guarantee would be recorded at fair value.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealer and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions which periodically exceed federally insured limits.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of the Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the federal and state consolidated tax liability among the participants generally in proportion to their contribution to the consolidated taxable income amounts.

2. *Summary of Significant Accounting Policies (continued)*

Income Taxes (continued)

Management has determined that the Company had no uncertain tax positions that would require financial statement disclosure or recognition. The Parent Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to 2009.

Income tax expense (benefit) is comprised of the current year income tax due or refundable.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is February 25, 2013.

3. Fully-Disclosed Clearing Agreement

The Company has a clearing agreement whereby customers' accounts are introduced and cleared on a fully-disclosed basis. Pursuant to that agreement a deposit is required by the clearing broker to secure amounts receivable from the Company and bears interest at current market rates

4. Related Parties

In the ordinary course of business, the Company enters into transactions with the Parent Company and affiliates. The Company has an agreement with the Parent Company whereby the Parent Company incurs and pays all of the Company's overhead and administrative costs. At December 31, 2012, balances relating to such transactions were as follows:

Operating Expenses	
Communication and data processing	$ 2,160
Occupancy	61,269
Other	6,243
	$69,672

4. Related Parties *(continued)*

The Company subleases office space from the Parent Company. The Parent Company allocates its rental costs to the Company based on square footage. Future minimum lease payments are as follows:

2013	$41,412
2014	10,404
Total	$51,816

Rent expense was $45,000 in 2012.

5. Fair Value Measurements

The Company follows Financial Accounting Standards Board (FASB) guidance on *Fair Value Measurements* which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. At December 31, 2012, all of the Company's investments were in corporate equity securities which are considered Level 1 investments.

6. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (rule 15c3-1) of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $51,224 which was $46,224 in excess of its required net capital of $5,000. The Company's net capital ratio was .49 to 1.

* * * * *

Abacus International Capital Corporation
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2012

Abacus International Capital Corporation

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1
As of December 31, 2012

NET CAPITAL		
Total stockholders' equity from statement of financial condition		$ 81,255
Deductions		
Non-allowable assets:		
Receivable from parent company	$ 15,041	
Prepaind expenses and other assets	13,582	28,623
Net capital before haircuts on securities positions		52,632
Haircuts on Securities		(1,408)
Net Capital		51,224
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater		5,000
Excess net capital over minimum requirement		$ 46,224
Total aggregate indebtedness liabilities		$ 25,280
Percent of aggregate indebtedness to net capital		49.35%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS Report as of December 31, 2012.

See Independent Auditors' Report

Abacus International Capital Corporation

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
As of December 31, 2012

The firm has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii) in which all customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
As of December 31, 2012

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

See independent auditors' report

PKF
O'CONNOR
DAVIES

PKF

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Shareholders
Abacus International Capital Corporation

In planning and performing our audit of the financial statements of Abacus International Capital Corporation (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

New York, New York
February 25, 2013

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP

O'Connor Davies, LLP is an independent member of
PKF North America and PKF International Ltd.